UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2022

Commission file number 1-12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building,

69 Pitts Bay Road,

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit I is a copy of the 2022 Proxy Statement of Teekay Corporation (the “Company”) dated May 6, 2022.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212787) FILED WITH THE SEC ON JULY 29, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-231003) FILED WITH THE SEC ON APRIL 24, 2019; AND

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-251793) FILED WITH THE SEC ON DECEMBER 29, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 6, 2022	By:	/s/ Frans Lotz
Frans Lotz
Secretary

Exhibit I

TEEKAY CORPORATION 4th Floor, Belvedere Building 69 Pitts Bay Road, Hamilton, HM 08 Bermuda

May 6, 2022

Dear Shareholder,

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2022 annual meeting of shareholders of Teekay Corporation. The annual meeting will be held at:

Place:	Suite 2100, Bentall 5
550 Burrard Street
Vancouver, BC V6C 2K2
Canada

Date:	Wednesday, June 15, 2022

Time:	10:00 a.m. Pacific Time

The Notice of Annual Meeting and Proxy Statement describes the business to be transacted at the annual meeting and provides other information concerning Teekay Corporation. The principal business to be transacted at the annual meeting will be the election of two directors for a term of three years. The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors.

We are furnishing proxy materials to our shareholders over the Internet. On or about May 6, 2022, we will mail to our shareholders a notice containing instructions on how to access our 2022 proxy statement and annual report via the Internet and vote online. The notice also provides instructions on how you can request a paper copy of these documents if you desire and how you can enroll in e-delivery to receive future annual materials via email.

We know that many of our shareholders will be unable to attend the annual meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual meeting. Whether or not you plan to attend the annual meeting, we hope that you will have your stock represented by voting online, or by completing and returning a proxy card or voting instruction card, as soon as possible. You may, of course, attend the annual meeting and vote in person even if you have previously voted online or submitted your proxy card or voting instructions.

Sincerely,

KENNETH HVID

President and Chief Executive Officer

2022 ANNUAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	1
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING	2
Q: Why am I receiving these materials?	2
Q: What information is contained in this proxy statement?	2
Q: How may I obtain Teekay’s annual report to shareholders?	2
Q: How may I obtain Teekay’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?	2
Q: What items of business will be voted on at the annual meeting?	2
Q: How does the Board recommend that I vote?	2
Q: What shares can I vote?	2
Q: What is the difference between holding shares as a shareholder of record and as a beneficial owner?	3
Q: How can I attend the annual meeting?	3
Q: How can I vote my shares in person at the annual meeting?	4
Q: How can I vote my shares without attending the annual meeting?	4
Q: Can I change my vote?	4
Q: Is my vote confidential?	4
Q: How many shares must be present or represented to conduct business at the annual meeting?	4
Q: How are votes counted?	5
Q: What is the voting requirement to approve each of the proposals?	5
Q: Is cumulative voting permitted for the election of directors?	5
Q: What happens if additional matters are presented at the annual meeting?	5
Q: What should I do if I receive more than one set of voting materials?	5
Q: How may I obtain a separate set of voting materials?	6
Q: Who will bear the cost of soliciting votes for the annual meeting?	6
Q: Where can I find the voting results of the annual meeting?	6
Q: What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?	6
Q: How may I communicate with Teekay’s Board or the non-management directors on Teekay’s Board?	7
CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS	8
ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE MATTERS	14
COMPENSATION DISCUSSION AND ANALYSIS	16
COMPENSATION COMMITTEE REPORT	18
2021 SUMMARY COMPENSATION TABLE	19
2021 GRANTS OF PLAN-BASED AWARDS TABLE	21
OUTSTANDING EQUITY AWARDS AT 2021 FISCAL YEAR-END TABLE	22
2021 OPTION EXERCISES AND STOCK VESTED TABLE	22
DIRECTOR COMPENSATION	23
NON-EMPLOYEE DIRECTOR COMPENSATION TABLE FOR 2021	23
PROPOSAL NO. 1 ELECTION OF DIRECTORS	24
INFORMATION ABOUT THE DIRECTOR NOMINEES	25
INFORMATION ABOUT DIRECTORS CONTINUING IN OFFICE	26
COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	28
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	29
EXECUTIVE OFFICERS	30
PRINCIPAL AUDITOR FEES AND SERVICES	31
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS	32

i

TEEKAY CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time and Date	Wednesday, June 15, 2022 10:00 a.m. Pacific Time
Place	Suite 2100, Bentall 5 550 Burrard Street Vancouver, BC V6C 2K2 Canada*
Items of Business	(1) To elect two directors to Teekay Corporation’s Board of Directors for a term of three years.
(2) To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.
Adjournments and Postponements

Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date

The record date for the annual meeting is April 20, 2022. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the annual meeting or any adjournment or postponement of the meeting.

Internet Availability

We are furnishing proxy materials to our shareholders over the Internet. On or about May 6, 2022, we will mail to our shareholders a notice containing instructions on how to access our 2022 proxy statement and annual report via the Internet and vote online. The notice also provides instructions on how shareholders can request a paper copy of these documents, if they desire, and how shareholders can enroll in e-delivery to receive future annual materials via email.

Voting

Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read the proxy statement and vote online or submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of the proxy statement and the instructions on the proxy or voting instruction card.

By Order of the Board of Directors

KENNETH HVID

President and Chief Executive Officer

May 6, 2022

*

We are sensitive to public health concerns and recommendations that public health officials have issued in light of the evolving coronavirus (or COVID-19) situation. If local regulations do not permit or recommend against the holding of our annual meeting in person, the annual meeting may be held solely by means of remote communication. If we decide to hold the meeting solely by means of remote communication, we will announce alternative arrangements for the annual meeting in advance of the annual meeting. If the annual meeting is held remotely, shareholders will have the same opportunity to participate in the meeting as they would at an in-person meeting. Please monitor Teekay Corporation’s press releases, which are posted on our website at www.teekay.com, for updated information.

This notice of annual meeting and proxy statement and form of proxy are being distributed on or about

May 6, 2022.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q:	Why am I receiving these materials?

A:

The Board of Directors (or Board) of Teekay Corporation, a corporation organized in the Republic of the Marshall Islands (or Teekay or the Company), is providing these proxy materials to you in connection with Teekay’s annual meeting of shareholders, which will take place on Wednesday, June 15, 2022. As a shareholder, you are invited to attend the annual meeting and are entitled and requested to vote on the items of business described in this proxy statement.

Q:	What information is contained in this proxy statement?

A:

The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and Teekay’s most highly paid executive officers, and certain other information about Teekay.

Q:	How may I obtain Teekay’s annual report to shareholders?

A:	A copy of our annual report to shareholders may be found in the “Investors — Teekay Corporation” section of our website at www.teekay.com.

Q:	How may I obtain Teekay’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?

A:

Our 2021 Annual Report on Form 20-F constitutes our annual report to shareholders. Copies of the 2021 Annual Report on Form 20-F are available under “Financials & Presentations — SEC Filings” in the “Investors — Teekay Corporation” section of our website at www.teekay.com, and at the SEC’s EDGAR database on the SEC’s website at www.sec.gov. Shareholders may also request a free copy of our 2021 Annual Report on Form 20-F from:

Teekay Corporation

4th Floor, Belvedere Building

69 Pitts Bay Road, Hamilton, HM 08 Bermuda

Attention: Investor Relations

Telephone: (604) 609-2963

Email: investor.relations@teekay.com

Teekay will also furnish any exhibit to the Form 20-F, if specifically requested.

Q:	What items of business will be voted on at the annual meeting?

A:	The items of business scheduled to be voted on at the annual meeting are:

•	The election of two directors to Teekay’s Board for a term of three years; and

•	Any other business that properly comes before the annual meeting.

Q:	How does the Board recommend that I vote?

A:	The Board recommends that you vote your shares “FOR” each of the nominees to the Board.

Q:	What shares can I vote?

A:

Each share of Teekay’s common stock issued and outstanding as of the close of business on April 20, 2022, the record date for the annual meeting, is entitled to be voted on all items being voted upon at the annual meeting. The record date for the annual meeting is the date used to determine both the number of shares of Teekay’s common stock that are entitled to be voted at the annual meeting and the identity of the shareholders of record and beneficial owners of those shares of common stock who are entitled to vote those shares at the annual meeting. On the record date for the annual meeting, we had 101,693,253 million shares of common stock issued and outstanding.

You may vote all shares owned by you as of the record date for the annual meeting, including (1) shares held directly in your name as the shareholder of record, including shares purchased through Teekay’s Dividend Reinvestment Plan, and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:

Most Teekay shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with Teekay’s transfer agent, Computershare, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by Teekay. As the shareholder of record, you have the right to grant your voting proxy directly to Teekay management or to vote in person at the meeting. Teekay has provided a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you together with voting instructions. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee should have provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual meeting?

A:

You are entitled to attend the annual meeting only if you were a Teekay shareholder as of the close of business on April 20, 2022 or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instructions provided by your broker, trustee or nominee or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 10:00 a.m., Pacific Time.

We are sensitive to public health concerns and recommendations that public health officials have issued in light of the evolving coronavirus (or COVID-19) situation. If local regulations do not permit or recommend against the holding of our annual meeting in person, the annual meeting may be held solely by means of remote communication. If we decide to hold the meeting solely by means of remote communication, we will announce alternative arrangements for the annual meeting in advance of the annual meeting. If the annual meeting is held remotely, shareholders will have the same opportunity to participate in the meeting as they would at an in-person meeting. Please monitor Teekay Corporation’s press releases, which are posted on our website at www.teekay.com, for updated information.

Q:	How can I vote my shares in person at the annual meeting?

A:

Shares held in your name as the shareholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the annual meeting?

A:

Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a shareholder of record, you may vote by submitting a proxy or by voting online or by telephone. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee.

Q:	Can I change my vote?

A:

You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) by providing a written notice of revocation to Teekay’s Corporate Secretary by mail, which must be received prior to your shares being voted in accordance with the earlier proxy, or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?

A:

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Teekay or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy card, which are then forwarded to Teekay management.

Q:	How many shares must be present or represented to conduct business at the annual meeting?

A:

The general quorum requirement for holding the annual meeting and transacting business is that holders of a majority of the shares of Teekay’s common stock entitled to vote must be present in person or represented by proxy. However, the number of shares required to be represented at the annual meeting to constitute a quorum is reduced from a majority to one-third of the shares entitled to vote on a specific matter if that matter is recommended by the Continuing Directors (as defined below) or, for purposes of voting on the election of directors, if all nominees are recommended by the Continuing Directors. Continuing Directors means the incumbent members of the Board of Directors that were members of the Board on May 31, 2006, and any persons who have been or are subsequently elected or appointed to the Board if such persons are recommended by a majority of the Continuing Directors. The Continuing Directors have recommended for election all the nominees for director set out in this proxy statement. Accordingly, the quorum for this matter will be one-third of the shares entitled to vote, present in person or represented by proxy. Abstentions will be counted for the purpose of determining the presence of a quorum, but broker non-votes will not be counted for purposes of determining the presence of a quorum.

Q:	How are votes counted?

A:

In the election of directors, you may vote “FOR” all of the nominees, or your vote may be “WITHHELD” with respect to one or more of the nominees. For any other item of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of Teekay’s nominees to the Board and in the discretion of the proxyholders on any other matters that properly come before the meeting).

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?

A:

In the election of directors, the two persons receiving the highest number of “FOR” votes at the annual meeting will be elected. Any other proposals require the affirmative “FOR” vote of a majority of those shares present in person or represented by proxy and entitled to vote on that proposal at the annual meeting.

Q:	Is cumulative voting permitted for the election of directors?

A:

No. Teekay does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, each share of common stock outstanding as of the close of business on the record date is entitled to one vote.

Q:	What happens if additional matters are presented at the annual meeting?

A:

Other than the one item of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxyholders, Kenneth Hvid, Vincent Lok and Frans Lotz, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees are not available as a candidate for director, the persons named as proxyholders will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?

A:

If you request a printed set of voting materials, you may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record requesting printed voting materials and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	How may I obtain a separate set of voting materials?

A:

If you share an address with another shareholder and request a printed set of voting materials, you may receive only one set of proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Teekay Corporation

4th Floor, Belvedere Building

69 Pitts Bay Road, Hamilton HM08 Bermuda

Attention: Investor Relations

Telephone: (604) 609-2963

Email: investor.relations@teekay.com

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials in the future.

Q:	Who will bear the cost of soliciting votes for the annual meeting?

A:

Teekay is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing, and distributing proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual meeting?

A:	We intend to announce preliminary voting results at the annual meeting and publish final results in our report on Form 6-K for the second quarter of 2022.

Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals

For a shareholder proposal to be considered for inclusion in Teekay’s proxy statement for the annual meeting next year, the written proposal must be received by Teekay’s Corporate Secretary at the address set forth below no later than December 31, 2022. Such proposals also will need to comply with Teekay’s bylaws provisions regarding business to be brought before a shareholder meeting. Proposals should be delivered or sent by mail addressed to:

Corporate Secretary

Teekay Corporation

4th Floor, Belvedere Building

69 Pitts Bay Road, Hamilton, HM08 Bermuda

For a shareholder proposal that is not intended to be included in Teekay’s proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Teekay’s common stock to approve that proposal, provide the information required by Teekay’s bylaws and give timely notice to Teekay’s Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary not less than 90 days or more than 120 days prior to the anniversary date of the immediately preceding annual general meeting .

Nomination of Director Candidates

You may propose director candidates for consideration by the Board’s Nominating and Governance Committee. Any such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to Teekay’s Corporate Secretary at the address set forth above. Please read “Corporate Governance Principles and Board Matters — Consideration of Director Nominees” below. In addition, Teekay’s bylaws permit shareholders to nominate directors for election at an annual shareholder meeting, provided certain ownership requirements are met. To nominate a director, the shareholder or shareholders must, among other things, provide the information required by Teekay’s bylaws, as well as a statement by the nominee acknowledging that he or she consents to being nominated. In addition, the shareholder must give timely notice to Teekay’s Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary within the period described above under “Shareholder Proposals.”

Copy of Bylaws Provisions

You may contact Teekay’s Corporate Secretary at the address set forth above for a copy of the relevant bylaws provisions regarding the requirements for making shareholder proposals and nominating director candidates. Teekay’s bylaws are also available under “Governance” in the “Investors — Teekay Corporation” section of our website at www.teekay.com.

Q:	How may I communicate with Teekay’s Board or the non-management directors on Teekay’s Board?

A:	You may submit any communication intended for Teekay’s Board or the non-management directors by directing the communication by mail or fax addressed to:

Teekay Corporation

4th Floor, Belvedere Building

69 Pitts Bay Road, Hamilton, HM 08 Bermuda

Attention: Chair

Fax: +1 (441) 292-3931

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Teekay is committed to sound corporate governance principles. These principles contribute to Teekay’s business success and are essential to maintaining Teekay’s integrity in the marketplace. Teekay’s Corporate Governance Guidelines and Standards of Business Conduct Policy are available under “Governance” in the “Investors — Teekay Corporation” section of our website at www.teekay.com. Although Teekay is a foreign private issuer, the Company has voluntarily chosen to comply in all material respects with the New York Stock Exchange (or NYSE) domestic corporate governance listing standards, other than obtaining shareholder approval prior to the adoption of equity compensation plans and undertaking certain equity issuances, including, among others, issuing 20% or more of our outstanding shares of common stock in a transaction and having one non-independent member of its Nominating and Governance Committee, Teekay’s President and Chief Executive Officer Kenneth Hvid.

Board Independence

The Board has determined that each of our directors, other than Teekay’s President and Chief Executive Officer Kenneth Hvid, has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay) and is independent within the meaning of Teekay’s director independence standards, which reflect the NYSE director independence standards, as currently in effect. In making this determination, the Board considered the relationships of Rudolph Krediet, Heidi Locke Simon and Peter Antturi with our largest shareholder and its affiliates and concluded these relationships do not materially affect their independence from management as directors. Please read “Certain Relationships and Related Party Transactions” for additional information.

The Board has determined that each existing member of each of Teekay’s Board committees, other than Teekay’s President and Chief Executive Officer Kenneth Hvid, who is a member of the Nominating and Governance Committee, has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay) and is independent within the meaning of Teekay’s director independence standards. In addition, the Board has determined that each member of the Audit Committee also satisfies Teekay’s Audit Committee member independence standards, which reflect applicable NYSE and SEC audit committee member independence standards.

Board Structure and Committee Composition

As of the date of this proxy statement, the Board has six directors and the following three committees: (1) Audit; (2) Compensation and Human Resources; and (3) Nominating and Governance. The function of each of the committees is described later in this section. Each of the committees operates under a written charter adopted by the Board. All of the committee charters are available under “Governance” in the “Investors — Teekay Corporation” section of our website at www.teekay.com. During 2021, the Board held eight meetings and each director attended all Board meetings. Each director who was a member of a committee attended all applicable committee meetings. The membership of each of the committees as of the date of this proxy statement, and the number of meetings of each committee held during 2021 are as follows:

Name of Director	Audit		Compensation and Human Resources		Nominating and Governance
Non-Employee Directors:
Peter Antturi
Rudolph Krediet			X
Heidi Locke Simon	X		X	*	X
Alan Semple	X	*
David Schellenberg	X		X		X	*
Employee Director:
Kenneth Hvid					X

Number of Meetings in 2021	6		6		4

X	= Committee Member
*	= Committee Chair

Audit Committee

Teekay’s Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. All members of the committee are financially literate and the Board has determined that Alan Semple qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of Teekay’s financial statements;

•	Teekay’s compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of Teekay’s internal audit function and independent auditor.

Specific duties of the Audit Committee include, among others, the following:

•	engagement of Teekay’s independent auditor;

•	evaluation of the independent auditor’s qualifications, performance and independence, presentation of its conclusions to the Board and, if appropriate, termination of the independent auditor;

•	pre-approval of all audit and non-audit services the independent auditor is permitted to provide Teekay and approval of the fees for such services;

•

meeting with management and the independent auditor to review and discuss annual and quarterly financial statements, specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, as applicable, the independent auditor’s report on financial statements, reporting on internal control over financial reporting, or its review report on interim financial statements;

•

periodic assessment of accounting practices and policies and risk and risk management, including Teekay’s policy on use of derivatives and its compliance with the policy and any report issued by the independent auditor regarding Teekay’s internal controls;

•	review of Teekay’s internal controls, internal audit function and corporate policies with respect to financial information;

•

periodic review with management, and if applicable, the independent auditor, of any material correspondence with or other material action by regulators or governmental agencies, any material legal affairs of Teekay and Teekay’s compliance with applicable laws and listing standards;

•	review of all related-party transactions, including any transactions between Teekay and its officers or directors;

•	oversight of the hiring of any employees or former employees of the independent auditor, to ensure compliance with applicable regulations;

•	periodic review and monitoring of compliance with and the effectiveness of Teekay’s Standards of Business Conduct Policy;

•

oversight of the establishment of procedures for handling complaints concerning financial, accounting, internal accounting controls and auditing matters and the confidential submission by employees of concerns regarding questionable accounting or auditing matters;

•	regularly reporting to the Board on significant matters arising from the Committee’s activities;

•	preparing an Audit Committee report for inclusion in the annual proxy statement;

•	annually reviewing the Audit Committee charter and the Committee’s performance; and

•	periodically reviewing risks that may have a significant impact on Teekay’s consolidated financial statements.

The Audit Committee works closely with Teekay’s management, internal auditors and independent auditors. The Audit Committee has the authority to obtain advice and assistance from and receive appropriate funding from Teekay for outside legal, accounting and other advisors as the Audit Committee deems necessary to fulfill its duties. The Audit Committee meets at least quarterly and holds such other meetings as are necessary or appropriate for the Committee to fulfill its responsibilities. Periodically, the Audit Committee meets separately with management, with internal audit personnel and with the independent auditors to discuss matters that the Committee or the other groups believe deserve Committee attention. The report of the Audit Committee is included on page 32 of this proxy statement.

Compensation and Human Resources Committee

Teekay’s executive compensation program is administered by the Board’s Compensation and Human Resources Committee (or the Compensation Committee). The Compensation Committee is composed entirely of non-employee directors who are independent, as determined by the Board, within the meaning of applicable NYSE standards.

The Compensation Committee:

•

reviews and approves corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of these goals and objectives and determines the Chief Executive Officer’s compensation;

•

reviews and approves the evaluation process and compensation structure for executives, other than the Chief Executive Officer, evaluates their performance and sets their compensation based on this evaluation;

•	reviews and makes recommendations to the Board regarding compensation for directors;

•	establishes and administers long-term incentive compensation and equity-based plans; and

•	oversees Teekay’s other compensation plans, policies and programs.

Specific duties of the Compensation Committee include, among others: developing an executive compensation philosophy and annually reviewing executive compensation programs and practices; approving special employment, severance, change-in-control and retirement agreements or arrangements for executive officers; monitoring director and executive stock ownership; and annually evaluating the Compensation Committee’s performance and its charter. The Compensation Committee has the authority to retain compensation consultants and experts in fulfilling its duties and to compensate these advisors.

The Compensation Committee has retained the services of an external executive compensation consultant, Meridian Compensation Partners. The consultant assists the Compensation Committee in its review of executive compensation, including assessing the competitiveness of pay levels, executive compensation design issues, market trends and technical considerations. The nature and scope of services rendered by Meridian Compensation Partners on the Compensation Committee’s behalf are described below:

•	assisting with the preparation of a list of peer companies;

•	providing competitive market pay analyses and market trend information relevant to executive and Board compensation;

•	advising as to recent relevant regulatory, technical and accounting considerations impacting executive compensation and executive benefit programs;

•	assisting with the design or redesign of any executive compensation or executive benefit programs, if requested; and

•	preparing for and attending selected management and Compensation Committee meetings.

The Compensation Committee did not direct Meridian Compensation Partners to perform the above services in any particular manner or under any particular method. The Compensation Committee has the final authority to hire and terminate the consultant and the Compensation Committee evaluates the consultant periodically. The Compensation Committee approves all invoices for executive compensation work performed by the consultant. The consultant may perform other services for Teekay.

Nominating and Governance Committee

The Nominating and Governance Committee is composed of two non-employee directors who are independent, as determined by the Board, within the meaning of applicable NYSE standards, and Kenneth Hvid, Teekay’s President and Chief Executive Officer.

The Nominating and Governance Committee:

•	identifies individuals qualified to become Board members and recommends to the Board nominees for election as directors;

•	maintains oversight of the operation and effectiveness of the Board and corporate governance of Teekay;

•

develops, updates and recommends to the Board corporate governance principles and policies applicable to Teekay, monitors compliance with these principles and policies and recommends to the Board appropriate changes; and

•	oversees the evaluation of the Board and its committees.

Specific duties of the Nominating and Governance Committee include, among others: periodically assessing the size and composition of the Board; periodically reviewing director qualification criteria; annually reviewing and, as appropriate, recommending directors for continued service; overseeing the Board’s committee structure; recommending Board committee assignments; monitoring compliance with Board and Board committee membership criteria; determining the method of communication between employees, shareholders and other interested parties and non-management directors; and annually evaluating the Committee’s performance and its charter. The Committee has the authority to obtain assistance from outside advisors in fulfilling its duties and to compensate these advisors.

Consideration of Director Nominees

Shareholder Nominees

The policy of the Nominating and Governance Committee is to consider properly submitted shareholder nominations for Board of Directors candidates as described below under “Identifying and Evaluating Nominees for Directors.” In evaluating these nominations, the Committee considers the balance of knowledge, experience and capability of Directors and the membership guidelines set forth below under “Director Qualifications.” Any shareholder nominations proposed for consideration by the Nominating and Governance Committee should include the nominee’s name and qualifications for Board membership and should be delivered or mailed, addressed to:

Corporate Secretary

Teekay Corporation

4th Floor, Belvedere Building

69 Pitts Bay Road, Hamilton, HM 08 Bermuda

In addition, Teekay’s bylaws permit shareholders to nominate directors for consideration at an annual shareholders meeting, provided certain ownership requirements are met. For a description of the process for nominating directors in accordance with Teekay’s bylaws, see “Questions and Answers about the Proxy Materials and the Annual Meeting — What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 6 of this proxy statement.

Director Qualifications

Teekay’s Corporate Governance Guidelines include Board membership guidelines that the Nominating and Governance Committee should consider in reviewing and in recommending to the Board director nominees. Under these guidelines, members of the Board should have high standards of personal and professional ethics, integrity and values. Among other things, the Nominating and Governance Committee should consider: the nominee’s training, experience and ability in making and overseeing policy in business, government or education sectors; willingness and availability to carry out his or her duties effectively; commitment to act in the best interests of Teekay and its stakeholders; and to assess objectively Board, committee and management performance. In evaluating director nominees, the Nominating and Governance Committee also assesses an individual’s qualifications, skills, diversity, experience, background and knowledge in light of the overall composition of the existing Board. Teekay’s Corporate Governance Guidelines, which include a more detailed discussion of desired director qualifications, are available under “Governance” in the “Investors — Teekay Corporation” section of our website at www.teekay.com.

Identifying and Evaluating Nominees for Directors

The Nominating and Governance Committee uses a variety of methods for identifying and evaluating director nominees for recommendation to the Board for approval. The Nominating and Governance Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Nominating and Governance Committee considers potential director candidates. Candidates may come to the attention of the Nominating and Governance Committee through current Board members, professional search firms, shareholders or others. These candidates are evaluated at regular or special meetings of the Nominating and Governance Committee and may be considered at any time during the year. As described above, the Nominating and Governance Committee considers properly submitted shareholder nominations for candidates for the Board. Following verification of the shareholder status of persons proposing candidates, any recommendations are aggregated and considered by the Nominating and Governance Committee. If any materials are provided by a shareholder regarding the nomination of a director candidate, these materials are forwarded to the Nominating and Governance Committee. The Nominating and Governance Committee also reviews materials provided by professional search firms or other parties regarding a nominee who is not proposed by a shareholder. In evaluating these nominations, the Nominating and Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board.

Executive Sessions

Teekay’s non-management directors hold at least four executive sessions each year at which the non-management directors meet without management directors or other executives present. The sessions are scheduled and chaired by the Chair of the Board. Any non-management director may request that additional executive sessions be scheduled.

Communications with the Board

Individuals may communicate with the Board by writing to Teekay’s Board by mail or fax addressed to:

Teekay Corporation

4th Floor, Belvedere Building

69 Pitts Bay Road, Hamilton, HM 08 Bermuda

Attention: Chair

Fax: 1 (441) 292-3931

The Board’s Role in Risk Oversight

Semi-annually, Teekay’s Director of Risk, Audit and Compliance, who reports directly to the Audit Committee, presents to the entire Board for its discussion and review Teekay’s top enterprise risks assessed in accordance with the risk management framework established by the Committee of Sponsoring Organizations, or COSO.

The Board’s Role in Oversight of Environmental, Social and Corporate Governance

Teekay’s Corporate Governance Guidelines outline the Board’s role in oversight of Teekay’s health, safety and environmental performance and its performance on its sustainability and diversity efforts. In addition, the Board is responsible for evaluating and overseeing compliance with Teekay’s policies, practices and contributions made in fulfilment of Teekay’s social responsibilities and its commitment to sustainability.

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE MATTERS

In 2020, Teekay and Teekay Tankers Ltd. (or the Teekay Group), as well as Teekay’s former subsidiary, Teekay LNG Partners L.P., which was divested by merger on January 13, 2022, collectively joined the United Nations Global Compact and committed to its principles related to human and labor rights, environment, and anti-corruption. Since 2010, the Teekay Group has publicly released an annual sustainability report and uses the Global Reporting Initiative (or GRI) and Sustainability Accounting Standards Board (or SASB) standards as guidance. The Teekay Group’s annual sustainability reports are available at www.teekay.com/about-us/sustainability. The information in such sustainability reports is not part of this proxy statement.

The following are some highlights of the Teekay Group’s Environmental, Social and Corporate Governance (or ESG) program and performance:

Business Conduct	The Teekay Group’s integrity principles are captured in its Standards of Business Conduct (or Standards). We take a zero-tolerance approach towards any fraud, corruption, breach of sanctions, or any other violation of our Standards. Mandatory annual training is provided to all shore-based personnel. We review new business partners through a compliance due diligence system and reject any partners that present an unacceptable risk. The Teekay Group’s Director of Risk, Audit and Compliance oversees the Teekay Group’s integrity compliance program and reports to the Audit Committees of each of the Teekay Group’s Boards of Directors.

Labor and Human Rights	The Teekay Group has a zero-tolerance approach towards slavery, forced labor, human trafficking, and child labor. We take allegations seriously and address all such concerns that are raised. We also expect our subcontractors to promote workplaces that are free of human rights violations, and we have implemented a program designed to provide reassurance that modern slavery is not taking place within our company or supply chain.

Diversity and Inclusion	As an international company, we emphasize a diverse and inclusive global workforce. Approximately 22% of our leadership positions on shore are held by women, and our seafarer scholarship program has resulted in nine female graduates to date. We do not tolerate discrimination or harassment in the workplace or work-related situations, and we investigate any reported violation of our Global Discrimination and Harassment Policy.

Privacy and Data Security	The Teekay Group abides by all applicable legal requirements protecting the privacy of personal information, including, as applicable, the European Union’s General Data Protection Regulation, as outlined in our Personal Information Privacy Policy. Separately, we manage cybersecurity risks by focusing on the cornerstones of people, process and technology, and the application of best practices to each. We maintain a Cybersecurity Awareness program for all staff, and in 2021 we experienced zero vessel-related cyber security incidents.

Safety and Security	The safety and security of our employees is our top priority. The Teekay Group has an integrated Safety Management System which complies with ISO9001, ISO14001, ISO45001, the Maritime Labour Convention, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, and the International Safety Management Code. In addition, all vessels in our fleet comply with the requirements of International Ship and Port Facility Security Code and the U.S. Maritime Transportation Security Act of 2002. In 2021, across our fleet, we experienced zero vessel security incidents and only one loss-time injury.

Greenhouse Gases	We continue to invest in increasing the efficiency of our vessels and have been a leader in developing innovative vessel designs to reduce environmental impacts. Since 2008 emissions intensity has decreased by 26% in our Suezmax fleet, and 9% in our Aframax fleet. We are preparing for compliance with the Energy Efficiency Existing Ship Index coming into force in 2023, which requires a 20-30% improvement in vessel design efficiency for tankers and LNG carriers compared to a baseline introduced in 2013. Our greenhouse gas (or GHG) reduction targets are aligned with the International Maritime Organization (or IMO) strategy to reduce shipping emissions intensity by 40% by 2030, compared to 2008, and to halve total GHG emissions from shipping by 2050.

Air Quality	Our compliance with the IMO 2021 requirements has resulted in fleet wide sulfur oxide emissions decreasing by more than 80% in 2021 compared to 2019. The Teekay Group continues to use compliant low-sulfur fuels and has not installed any exhaust gas cleaning systems.

Marine Ecological Impacts	We continue to invest in technology to decrease the impact of our operations on the marine environment. We have installed ballast water treatment systems on approximately 60% of our managed vessels and plan to continue to install systems in compliance with the IMO Ballast Water Management Convention. Our environmental performance is supported by a strong reporting culture. In 2021, there were zero spills (above one barrel) in the Teekay Group fleet.

Ship Recycling	We have developed and adopted a stringent process for ship recycling that goes beyond what is required by the Hong Kong Convention, and we are an early supporter and member of the Ship Recycling Transparency Initiative. We are currently green recycling the Petrojarl Banff FPSO at M.A.R.S. Europe’s EU-approved facility in Denmark. During the recycling process, we will have representatives regularly on-site to ensure the unit is recycled in compliance with all regulations as well as our own vessel recycling policies.

Community Investment	We partner with charitable organizations that embody the Teekay Group’s values and we encourage our employees to become directly involved. All shore employees are provided three paid volunteering days each year to support local community and charitable activities. In 2021, through efforts in each of the Teekay Group’s offices, we supported more than 30 charities and community organizations around the world.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Philosophy

The goals of Teekay’s executive compensation program are to:

•	Attract, motivate, reward and retain key executive talent to lead Teekay as a competitive global corporation;

•	Support the achievement of Teekay’s business strategies and encourage executives to work together as “One Teekay”; and

•	Incentivize executives to enhance shareholder value and align with long-term shareholder interests.

Executive Compensation Program and Practices

Program Elements. There are four main program elements of Teekay’s Executive Compensation Program:

•	Salary. Offer a competitive base salary targeted at market median for the particular executive role, with consideration to performance, experience and internal equity.

•	Short-term Incentive. Reward achievement of annual performance goals. The program is based on a team performance factor and a corporate performance factor.

•	Long-term Incentive. Offer a long-term incentive to support longer term performance results and executive retention. This includes stock options and stock-settled restricted stock units (RSUs).

•	Pensions, Benefits and Perquisites. Provide at competitive levels to attract and retain talent.

The short and long-term incentive elements of Teekay’s Executive Compensation Program are expected to be greater than 50% of total compensation; longer-term incentive compensation should provide greater opportunity for reward than annual cash compensation at target. Total direct compensation (salary, short-term incentive and long-term incentive) has typically targeted the median of the comparator group.

Market Comparator Groups. Total executive compensation is targeted against a comparator group that has been categorized into:

•	Publicly traded U.S. shipping, tankers, oil and gas companies with revenues of $800 million to $11 billion;

•	Publicly traded international shipping, tankers, oil and gas/transportation companies; and

•	Publicly traded Canadian oil and gas/energy/transportation/mining companies with revenues of $500 million to $5.3 billion.

This group of companies is included as these companies are considered competitors for talent, especially at the executive level.

Compensation Program Review. The Compensation Committee, together with the Chief Executive Officer and the Corporate Human Resources team, reviews executive compensation practices at least annually against the compensation philosophy and comparative market data. The Chief Executive Officer and the Corporate Human Resources team make recommendations to the Compensation Committee with the intent of keeping executive officer compensation practices aligned with compensation philosophy. The Compensation Committee must approve any recommended changes before they can be made.

The Compensation Committee has retained Meridian Compensation Partners, an internationally recognized consulting firm, to provide an independent review of Teekay’s compensation programs for executive officers and directors, assist in the preparation of a list of peer companies, examine Teekay’s pay practices relative to the market and assist in the design of compensation programs. Meridian Compensation Partners does not have a material additional relationship outside of the services that it provides to the Compensation Committee. The Compensation Committee has the authority to retain and terminate any compensation and benefits consultant and the authority to approve the related fees and other retention terms of the consultant.

Executive Compensation for 2021

Salary. Base salary is targeted at the median of the comparator group and is determined by individual experience and performance.

Short-term Incentive. Teekay’s annual short-term incentive program for executives is linked to company and team performance. Teekay’s financial corporate performance for 2021 was measured using Teekay Corporation’s consolidated adjusted net income (before non-controlling interest). It includes the results of Teekay’s publicly listed subsidiaries during 2021 (Teekay LNG Partners L.P. and Teekay Tankers Ltd.). Team performance measures the achievement of operational, strategic and safety goals within each of the executives’ teams along with Teekay Group shared goals in digital transformation and leadership. Performance targets for corporate and team performance are based on forecasts and are set annually and approved by the Compensation and Human Resources Committee.

Long-term Incentive. Teekay’s long term incentive program for executive officers consists of equity compensation awards granted under our 2013 Equity Incentive Plan. For 2021, Teekay’s executive officers received awards of RSUs. RSUs vest and become payable annually over a three-year vesting period. For each RSU that vests, the executive officer is entitled to receive reinvested dividends from the date of the grant to the vesting of the RSU, paid in the form of shares.

Teekay’s executive officers who provide services, or provided services, to Teekay’s publicly listed subsidiaries during 2021 (Teekay LNG Partners L.P. and Teekay Tankers Ltd.) received a portion of their annual equity compensation award under the equity compensation plan of the applicable subsidiary (the Teekay Tankers Ltd 2007 Long-Term Incentive Plan or the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan), depending on their level of contribution to the applicable subsidiary. These awards took the form of RSUs for Teekay Tankers Ltd. and Teekay LNG Partners L.P. The RSUs vest and become payable with respect to one-third of the shares on each of the first three anniversaries of the grant date and accrue dividends or distributions, as applicable, from the date of the grant to the date of vesting that are payable in additional shares or units, as applicable. For each RSU that vests the executive officer is entitled to receive one share or unit, as applicable, of the relevant class of common stock or common unit, as applicable, of the applicable subsidiary, plus any reinvested dividends or distributions from the date of the grant to the date of vesting.

Pension. Teekay offers a defined contribution pension plan to its executives. This benefit is included in the comparator group study that is targeted to the median. Teekay believes that a pension plan is a standard component of total compensation in order to reward executives competitively and provide for part of the employees’ retirement.

Perquisites. Teekay offers a nominal allowance account to its executives for specific items. Teekay believes that this benefit is part of the total compensation of executives and is needed in order to compensate competitively. The perquisites allowance is set at a flat amount (disclosed in aggregate in the compensation table) and can be used for financial counseling, health and fitness, medical costs, and certain other expenses incurred by the executive.

Benefits. Other miscellaneous benefits are offered to Teekay’s executives for ease of conducting their work and for market competitiveness. An example of these benefits is a parking allowance.

Executive Share Ownership Guidelines

In 2005, Teekay implemented share ownership guidelines for its executives. The guidelines require common share holdings with an aggregate value of three times base salary for the Chief Executive Officer, and two times base salary for Presidents and Executive Vice Presidents. The guidelines were to be achieved by March 2010 or, for executives newly promoted or subsequently joining Teekay, within five years after the guidelines become applicable to them. In 2013 the requirement for the Chief Executive Officer was increased to four times base salary. All Executives are in compliance with these guidelines.

COMPENSATION COMMITTEE REPORT

The Compensation and Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on the review and discussion, it has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Heidi Locke Simon, Chair

Rudolph W. J. Krediet

David Schellenberg

2021 SUMMARY COMPENSATION TABLE (1)

The following table shows for 2019, 2020, and 2021 the aggregate compensation earned by Teekay’s Chief Executive Officer, Chief Financial Officer and the three other most highly compensated Teekay executive officers who served as executive officers as of December 31st of each of those years (the Named Executive Officers).

Year	Salary ($)	Bonus ($)	Stock Awards ($)(2)		Option Awards ($)(2)	Pension Plan Contribution ($)(3)	All Other Compensation ($)(4)	Total ($)

2021	2,692,049	2,932,783	5,882,643	(5)	0	562,483	414,046	12,484,003

2020	2,435,347	2,533,419	5,604,813	(6)	0	496,877	431,400	11,501,856

2019	2,363,209	2,394,312	2,633,936	(7)	2,460,522	475,752	421,514	10,749,245

(1)

Cash amounts set forth in this table were paid primarily in Canadian Dollars but are reported here in U.S. Dollars using an exchange rate of 1.25353 Canadian Dollars for each U.S. Dollar for 2021; 1.343151 Canadian Dollars for each U.S. Dollar for 2020; and 1.326913 Canadian Dollars for each U.S. Dollar for 2019. The exchange rates used are calculated based upon the average exchange rate over the applicable year.

(2)

Reflects the grant date fair value for awards granted during 2019, 2020 and 2021 computed in accordance with Financial Accounting Standards Board (FASB) ASC Topic 718, Compensation — Stock Compensation, excluding the effect of the applicable estimated forfeiture rate. Assumptions used in the calculation of these compensation costs for awards granted by Teekay are included in Note 1 to Teekay’s audited financial statements for the year ended December 31, 2021 included in Teekay’s annual report on Form 20-F filed on April 6, 2022. Assumptions used in the calculation of these compensation costs for awards granted by Teekay Tankers are included in the footnotes to the audited financial statements for the year ended December 31, 2021 included in each subsidiary’s annual report on Form 20-F filed on April 6, 2022.

(3)	Teekay makes contributions to the Named Executive Officers’ personal pension plans equal to 10% of their cash compensation.
(4)

In 2021, Teekay paid life insurance premiums for the Named Executive Officers, which in the aggregate amounted to $21,608. In addition, in 2021, Teekay paid for parking, financial and tax planning services, allowances, annual medical checkups and other fitness-related benefits for the Named Executive Officers, which in the aggregate amounted to $80,864 and paid for transportation benefit, housing benefit, and education benefit for the Named Executive Officers, which in the aggregate amounted to $296,573.

(5)

In January 2021, 427,640 performance share units were granted to certain of the Named Executive Officers by Teekay Corporation in lieu of RSU’s granted under Teekay’s 2013 Equity Incentive Plan, Teekay Tankers Ltd.’s 2007 Long-Term Incentive Plan and Teekay LNG Partners L.P.’s 2005 Long-Term Incentive Plan. The performance share units would vest in three equal annual tranches commencing on June 2, 2022 but could vest on an accelerated basis upon the achievement of a project goal established by Teekay. In all cases the performance share units would be settled in cash. In June 2021, 73,114 RSUs were granted to the Named Executive Officers under Teekay’s 2013 Equity Incentive Plan and on the three annual anniversary dates that follow the grant date, one-third of the RSUs vest. Also, in June 2021, 36,907 RSUs were granted to the Named Executive Officers under Teekay Tankers Ltd.’s 2007 Long Term Incentive Plan that vest with respect to one third of the RSUs together with accumulated dividends in June 2022, 2023, and 2024, and no RSUs were granted to the Named Executive Officers under Teekay LNG Partners L.P.’s 2005 Long-Term Incentive Plan.

(6)

In June 2020, 589,879 RSUs were granted to the Named Executive Officers under Teekay’s 2013 Equity Incentive Plan and on the three annual anniversary dates that follow the grant date, one-third of the RSUs vest. Also, in June 2020, 111,444 RSUs were granted to the Named Executive Officers under Teekay Tankers Ltd.’s 2007 Long Term Incentive Plan, and 144,021 RSUs were granted to the Named Executive

Officers under Teekay LNG Partners L.P.’s 2005 Long-Term Incentive Plan. In June 2021, 2022, and 2023, one-third of the RSUs vest together with accumulated dividends or distributions.
(7)

In March 2019, 301,489 RSUs were granted to the Named Executive Officers under Teekay’s 2013 Equity Incentive Plan and on the three annual anniversary dates that follow the grant date, one-third of the RSUs vest. Also, in March 2019, 71,336 RSUs were granted to the Named Executive Officers under Teekay Tankers Ltd.’s 2007 Long Term Incentive Plan, and 58,097 RSUs were granted to the Named Executive Officers under Teekay LNG Partners L.P.’s 2005 Long-Term Incentive Plan. In March 2020, 2021, and 2022, one-third of the RSUs vest together with accumulated dividends or distributions.

2021 GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information regarding aggregate grants of plan-based awards granted to the Named Executive Officers for 2021. All of the grants listed below were made pursuant to Teekay’s 2013 Equity Incentive Plan or the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan.

	Estimated Future Payouts Under Equity Incentive Plan Award
Grant Date	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Shares Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)
09 Jun 21	n/a	n/a	n/a	73,114	(1)	n/a	n/a	288,800	(2)
10 Jun 21	n/a	n/a	n/a	36,907	(1)	n/a	n/a	577,595	(3)

(1)	On each of June 2022, 2023, and 2024, one-third of these RSUs vest together.
(2)

Reflects the grant date fair value computed in accordance with FASB ASC Topic 718, excluding the effect of the applicable estimated forfeiture rate. Assumptions used in the calculation of these compensation costs are included in Note 12 to Teekay’s audited financial statements for the year ended December 31, 2021, included in Teekay’s annual report on Form 20-F filed on April 6, 2021.

(3)

Reflects the grant date fair value computed in accordance with FASB ASC Topic 718, excluding the effect of the applicable estimated forfeiture rate. Assumptions used in the calculation of these compensation costs are included in Note 14 to Teekay Tankers Ltd.’s audited financial statements for the year ended December 31, 2021, included in Teekay Tankers Ltd.’s annual report on Form 20-F filed on April 6, 2021.

For additional information regarding these grants, please read the “Compensation Discussion and Analysis” section of this proxy statement starting on page 16.

OUTSTANDING EQUITY AWARDS AT 2021 FISCAL YEAR-END TABLE

The following table includes certain information with respect to aggregate outstanding option awards and unvested RSUs held by the Named Executive Officers as of December 31, 2021.

Option Awards					Stock Awards
Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Exercisable	Unexercisable
					566,860	1,870,638	(1)
					134,981	1,471,293	(2)
					115,378	1,953,350	(3)
69,990	0	27.69	3/6/2022
13,853	0	34.00	6/20/2024	(4)
43,699	0	43.99	3/9/2025
7,304	0	43.12	3/12/2025	(4)
77,734	0	9.44	3/7/2026
27,005	0	29.92	3/10/2026	(4)
374,957	0	10.18	3/6/2027
40,457	0	17.84	3/9/2027	(4)
634,803	0	8.67	3/12/2028
70,269	0	9.76	3/15/2028	(4)
1,006,123	503,061	3.98	3/14/2029
114,306	57,152	8.00	3/13/2029	(4)

(1)	Based on the closing price of Teekay’s common stock on December 31, 2021.
(2)	Based on the closing price of Teekay Tankers Ltd.’s Class A common stock on December 31, 2021.
(3)	Based on the closing price of Teekay LNG Partners L.P.’s common units on December 31, 2021.
(4)	Options to purchase Teekay Tankers Ltd.’s Class A common stock.

2021 OPTION EXERCISES AND STOCK VESTED TABLE

The following table includes certain information for the Named Executive Officers on an aggregate basis with respect to stock option exercises and RSUs that vested during 2021:

Option Awards		Stock Awards
Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
0	0	516,990	1,797,686(2)
		80,933	1,125,454(3)
		81,242	1,223,209(4)

(1)	Based on the difference between the closing price of Teekay’s common stock on the exercise date and the exercise price of the options.
(2)	Based on the closing price of Teekay’s common stock on the vesting date.
(3)	Based on the closing price of Teekay Tankers Ltd.’s Class A common stock on the vesting date.
(4)	Based on the closing price of Teekay LNG Partners L.P.’s common units on the vesting date.

DIRECTOR COMPENSATION

The following table provides information on Teekay’s compensation and reimbursement practices during 2021 for non-employee directors. Teekay’s employee directors do not receive any separate compensation for their Board activities.

NON-EMPLOYEE DIRECTOR COMPENSATION TABLE FOR 2021

Annual cash retainer			$90,000
Additional cash retainer for:
•	Chair of the Board[1]		$125,000
•	Chair of Audit Committee		$20,000
•	Member of Audit Committee		$10,000
•	Chair of Compensation and Human Resources Committee		$17,500
•	Member of Compensation and Human Resources Committee		$10,000
•	Chair of Nominating and Governance Committee		$15,000
•	Member of Nominating and Governance Committee		$10,000
Reimbursement for expenses attendant to Board membership			Yes
Additional equity retainer			$110,000
Additional equity retainer (Chair of the Board)			$40,000
Range of total compensation earned by directors		$ $	200,000 to 365,000

[1]	The Chair does not receive any additional compensation for serving on any Committees of the Board.

For 2021, the annual retainer paid in Company securities was paid by way of a grant of restricted stock under Teekay’s 2013 Equity Incentive Plan. Pursuant to this annual retainer, during 2021 we granted 149,366 shares of restricted stock, including 37,974 shares of restricted stock to David Schellenberg, Chair of the Board. The restricted stock vests immediately.

Director Share Ownership Guidelines

Each director is expected to have acquired shares of Teekay or its listed subsidiaries having a value of at least three times the value of the annual equity retainer paid to them for their Board service no later than the sixth anniversary of the date on which the director joined the Board and any subsequent increase in equity retainer. Additional requirements related to the inclusion of unvested RSUs/PSUs or vested stock options apply under the guidelines. All of the directors are in compliance with these guidelines.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Teekay’s Board currently consists of six directors divided into three classes: Class I, Class II and Class III. The number of directors in each class is required to be as nearly equal as possible. At the 2022 annual meeting, shareholders will elect two Class II directors to serve for three-year terms until the 2025 annual meeting and until their successors are elected. Following the 2022 annual meeting, the Board will consist of six directors, including two Class I directors, two Class II directors, and two Class III directors, whose terms expire in 2024, 2025 and 2023, respectively.

Information regarding the business experience of each nominee is provided below. There are no family relationships among Teekay’s executive officers and directors.

If you sign your proxy or voting instruction card or otherwise return a proxy but do not give instructions for the voting of directors, your shares will be voted “FOR” the two persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy, proxy card or voting instruction card.

The two persons receiving the highest number of “FOR” votes represented by shares of Teekay’s common stock, present in person or represented by proxy and entitled to be voted at the annual meeting will be elected.

All of the nominees were recommended by the continuing Board members, and the Board expects that all of the nominees will be available to serve as directors. If for any unforeseen reason any of the Board’s nominees is not available as a candidate for director, the proxyholders, Kenneth Hvid, Vincent Lok and Frans Lotz, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

The Board recommends a vote FOR the election to the Board of each of the following nominees.

INFORMATION ABOUT THE DIRECTOR NOMINEES

CLASS II DIRECTORS (TERMS EXPIRE IN 2025)

Peter Antturi Director since 2019 Age 63	Mr. Antturi joined the board of Teekay Corporation in June 2019 and brings over 30 years of financial and operational experience in the shipping industry to this role. He also joined the board of Teekay Tankers Ltd. in June 2021. Additionally, Mr. Antturi serves as an executive officer and director of Teekay Corporation’s largest shareholder, Resolute Investments, Ltd. (Resolute), as well as other subsidiaries and affiliates of Kattegat Limited, a parent company of Resolute. Mr. Antturi previously worked with Teekay from 1991 through 2005, serving as President of Teekay’s shuttle tanker division, as Senior Vice President, Chief Financial Officer and Controller and in other finance and accounting positions. Prior to joining Teekay, Mr. Antturi held various accounting and finance roles in the shipping industry since 1985. Please also see “Certain Relationships and Related Party Transactions.”

David Schellenberg Director since 2017 Age 58	Mr. Schellenberg joined the board of Teekay Corporation in 2017 and was appointed as its Chair in June 2019. Mr. Schellenberg has served on the board of Teekay Tankers Ltd. since June 2019 and served on the board of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from May 2019 until Stonepeak’s acquisition of Seapeak in January 2022. He is a member of the Audit Committees of both Teekay Corporation and Teekay Tankers Ltd. Mr. Schellenberg brings over 25 years of financial and operating leadership experience to these roles. He is currently a Managing Director and Principal with Highland West Capital, a private equity firm in Vancouver, Canada. Prior to that, Mr. Schellenberg was with specialty aviation and aerospace businesses, Conair Group and its subsidiary Cascade Aerospace, from 2000 to 2013 and served as President and Chief Executive Officer from 2007 to 2013. Mr. Schellenberg also acted as a Managing Director in the Corporate Office of the Jim Pattison Group, Canada’s second largest private company, from 1991 to 2000. Mr. Schellenberg is a member of the Young Presidents’ Organization, holds an MBA and is a Fellow of the Chartered Professional Accountants of Canada (FCPA, FCA).

INFORMATION ABOUT DIRECTORS CONTINUING IN OFFICE

Class III Directors (terms expire in 2023)

Rudolph Krediet Director since 2017 Age 44	Mr. Krediet joined the board of Teekay Corporation in 2017 and brings over 20 years of experience as a financial investment professional to this role. He has served as a partner at Anholt Services (USA), Inc., a wholly-owned subsidiary of Kattegat Trust, which oversees the trust’s globally diversified investment portfolio, since 2013. Mr. Krediet acted as Principal at Compass Group Management LLC, the manager of Compass Diversified Holdings, a publicly traded investment holding company, from 2010 to 2013, and as Vice President from 2006 to 2009. He acted as Vice President at CPM Roskamp Champion, a global leader in the design of manufacturing of oil seed processing equipment, from 2003 to 2004. Mr. Krediet has an MBA from the Darden Graduate School of Business at the University of Virginia. Please also see “Certain Relationships and Related Party Transactions.”

Heidi Locke Simon Director since 2017 Age 54	Ms. Locke Simon joined the board of Teekay Corporation in 2017 and brings over 25 years of strategic management experience to this role. She also served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from June 2021 until Stonepeak’s acquisition of Seapeak in January 2022. Ms. Locke Simon was formerly a partner at Bain & Company, a global management consulting organization, where she worked from 1993 to 2012. Prior to this, she was an Investment Banking Analyst at Goldman, Sachs & Co. She also served as a Board Observer with Teekay Corporation from 2016 to 2017 and as a director of KQED Public Media from 2008 to 2014. Ms. Locke Simon has served as Board Chair of Reflex Protect, Inc. since 2021, and she has served as a director of Turning Green since 2004. Ms. Locke Simon holds an MBA from Harvard Business School. Please also see “Certain Relationships and Related Party Transactions.”

Class I Directors (terms expire in 2024)

Kenneth Hvid Director since 2019 Age 53	Mr. Hvid has served as Teekay’s President and Chief Executive Officer since 2017 and joined the board of Teekay Corporation in June 2019. He has served as a director of Teekay Tankers Ltd. since 2017 and was appointed as its Chair in 2019. He also served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from September 2018 to January 2022 and from 2011 to 2015, and was appointed as its Chair in May 2019. Mr. Hvid joined Teekay Corporation in 2000 and was promoted to Senior Vice President, Teekay Gas Services, in 2004 and to President of the Teekay Navion Shuttle Tankers and Offshore division in 2006. He served as Teekay Corporation’s Chief Strategy Officer and Executive Vice President from 2011 to 2015. He also served as a director of Altera Infrastructure GP L.L.C. (formerly known as Teekay Offshore GP L.L.C.) from 2011 to June 2020, and as President and Chief Executive Officer of Teekay Offshore Group Ltd. from 2015 to 2016. Mr. Hvid has 30 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P. & I. (Bermuda) Ltd.

Alan Semple Director since 2015 Age 62	Mr. Semple has served as a director of Teekay Corporation since 2015 and currently serves as the Chair of the Audit Committee of Teekay Corporation. He previously served on the board of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from May 2019 until Stonepeak’s acquisition of Seapeak in January 2022. Mr. Semple brings over 30 years of finance experience, primarily in the energy industry, to these roles. He was formerly a director and Chief Financial Officer at John Wood Group PLC (Wood Group), a provider of engineering, production support and maintenance management services to the oil and gas and power generation industries, a role he held from 2000 until his retirement in 2015. Prior to this, Mr. Semple held a number of senior finance roles in Wood Group from 1996. Mr. Semple currently serves on the board of Cactus, Inc. (NYSE: WHD) where he is the Chair of the Audit Committee. He also served as a director and Chair of the Audit Committee of Cobham PLC (LSE: COB) until 2018. Mr. Semple graduated from the University of Strathclyde (Glasgow, Scotland) in 1979 with a Bachelor of Arts degree in Business Administration and is a member of the Institute of Chartered Accountants of Scotland.

COMMON STOCK OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership, as of December 31, 2021 (except as otherwise noted), of Teekay’s common stock by:

•	each person or entity known by Teekay to beneficially own more than 5% of Teekay’s common stock; and

•	all current Teekay directors and executive officers as a group.

The information provided in the table is based on information filed with the SEC and information provided to Teekay.

The number of shares beneficially owned by each person, entity, director, or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of March 1, 2022 (60 days after December 31, 2021) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Beneficial Ownership Table

Name and Address of Beneficial Owner	Common Shares Beneficially Owned	Percent of Class (4)
Resolute Investments, Ltd.(1)	31,936,012	31.4%
69 Pitts Bay Road
Pembroke HM 08, Bermuda

Cobas Asset Management, SGIIC, SA(2)	12,228,356	12.0%
Jose Abascal, 45 St.
28003 Madrid, Spain

All current directors and executive officers, as a group (8 persons)(3)	2,924,791	2.9%

(1)

Includes shared voting and shared dispositive power. The ultimate controlling person of Resolute Investments, Ltd. (or Resolute) is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. This information is based on the Schedule 13D/A (Amendment No. 10) filed by Resolute and Path with the SEC on January 29, 2018. Our director Rudolph Krediet is a Partner at Anholt Services (USA), a wholly-owned subsidiary of Kattegat, which oversees the trust’s globally diverse investment portfolio. Another of our directors, Heidi Locke Simon, serves as a consultant to Kattegat.

(2)	Includes sole and shared voting power. This information is based on the Schedule 13G/A filed by this investor with the SEC on February 15, 2022.
(3)

Includes 2,080,147 shares of common stock subject to stock options exercisable as of March 1, 2022 under our equity incentive plans with a weighted-average exercise price of $7.61 that expire between March 6, 2022 and June 10, 2029. Excludes 370,584 shares of common stock subject to stock options that may become exercisable after March 1, 2022 under the plans with a weighted average exercise price of $3.98 that expire June 10, 2029. Also includes 421,562 RSUs that have vested but have not been issued as at March 1, 2022. Excludes shares held by the largest shareholder, Resolute.

(4)	Based on a total of approximately 101,571,141 outstanding shares of our common stock as of December 31, 2021.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

As at December 31, 2021, Resolute owned 31.4% of Teekay’s outstanding common stock. The ultimate controlling person of Resolute is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. One of Teekay’s directors, Rudolph Krediet, is a partner at Anholt Services (USA), a wholly-owned subsidiary of Kattegat Limited, the parent company of Resolute. Teekay director Heidi Locke Simon serves as a consultant to Kattegat Limited. Director Peter Antturi serves as an executive officer and director of Resolute and other Kattegat Limited subsidiaries and affiliates.

Kenneth Hvid is Teekay’s President and Chief Executive Officer, serves as Chair on the board of directors of public company Teekay Tankers Ltd. and, until January 13, 2022, served as the Chair of the board of directors of the general partner of public company and former Teekay subsidiary, Teekay LNG Partners L.P. Please see “Executive Officers — Kenneth Hvid” for additional information.

Because the Chief Executive Officer and Chief Financial Officer of Teekay Tankers Ltd. are employees of Teekay or other of its subsidiaries, their compensation (other than any awards under the long-term incentive plan of Teekay Tankers Ltd.) is paid by Teekay or such other applicable entities. Pursuant to agreements with Teekay, Teekay Tankers Ltd. has agreed to reimburse Teekay or its applicable subsidiaries for time spent by the executive officers on providing services to Teekay Tankers Ltd. and its subsidiaries. For 2021, these reimbursement obligations totaled approximately $2.0 million. For 2020 and 2019, these reimbursement obligations totaled approximately $1.9 million and $1.8 million, respectively. For more information regarding these and other relationships and related party transactions, please read “Item 7. Major Shareholders and Certain Relationships and Related Party Transactions” of our annual report on Form 20-F filed with the SEC on April 6, 2022.

EXECUTIVE OFFICERS

Name	Age	Position
Hvid, Kenneth	53	President and Chief Executive Officer
Lok, Vincent	54	Executive Vice President and Chief Financial Officer
Mackay, Kevin	53	President and Chief Executive Officer, Teekay Tankers Ltd.

Kenneth Hvid has served as Teekay’s President and Chief Executive Officer since 2017 and joined the board of Teekay Corporation in 2019. He served as a director of Teekay Tankers Ltd. since 2017 and was appointed as its Chair in June 2019. He also served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from September 2018 to January 2022 and from 2011 to 2015, and served as its Chair from May 2019 until January 2022. Mr. Hvid joined Teekay Corporation in 2000 and was promoted to Senior Vice President, Teekay Gas Services, in 2004 and to President of the Teekay Navion Shuttle Tankers and Offshore division in 2006. He served as Teekay Corporation’s Chief Strategy Officer and Executive Vice President from 2011 to 2015. He also served as a director of Altera Infrastructure GP L.L.C. (formerly known as Teekay Offshore GP L.L.C.) from 2011 to June 2020, and as President and Chief Executive Officer of Teekay Offshore Group Ltd. from 2015 to 2016. Mr. Hvid has 30 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P. & I. (Bermuda) Ltd.

Vincent Lok has served as Teekay’s Executive Vice President and Chief Financial Officer since 2007. He has held a number of financial positions since joining Teekay in 1993, including Controller from 1997 until his promotions to the positions of Vice President, Finance in 2002, Senior Vice President and Treasurer in 2004, and Senior Vice President and Chief Financial Officer in 2006. Mr. Lok served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2015 to 2018 and he also served as the Chief Financial Officer of Teekay Tankers Ltd. from 2007 until 2017. Prior to joining Teekay, Mr. Lok worked in the audit practice of Deloitte & Touche LLP. Mr. Lok is a Chartered Professional Accountant (CPA, CA) and a Chartered Financial Analyst (CFA) charter holder.

Kevin Mackay was appointed as President and Chief Executive Officer of Teekay Tankers Ltd., a controlled subsidiary of Teekay Corporation, in 2014. Mr. Mackay joined Teekay Tankers Ltd. from Phillips 66, where he headed the global marine business unit, and held a similar role as the General Manager, Commercial Marine, at ConocoPhillips from 2009 to 2012 before the formation of Phillips 66. Mr. Mackay started his career working for Neptune Orient Lines in Singapore from 1991 to 1995. He then joined AET Inc. Limited (formerly American Eagle Tankers Inc.) in Houston, becoming the Regional Director — Americas, Senior Vice President. Mr. Mackay holds a B.Sc. (Econ) Honours from the London School of Economics & Political Science and has extensive international experience.

PRINCIPAL AUDITOR FEES AND SERVICES

Our principal accountant for 2020 and 2021 was KPMG LLP, an independent registered public accounting firm. The following table shows the fees Teekay Corporation and our subsidiaries paid or accrued for audit and other services provided by KPMG LLP for 2020 and 2021.

Fees (in thousands of U.S. dollars)	2020	2021
Audit Fees(1)	2,833	3,542
Audit-Related Fees(2)	49	39
Tax Fees (3)	—	—

Total	2,882	3,563

(1)

Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements and effectiveness of internal control over financial reporting, reviews of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or our subsidiaries including professional services in connection with the review of our regulatory filings for public offerings of our subsidiaries. Audit fees for 2020 and 2021 include approximately $1,099,700 and $1,434,599, respectively, of fees paid to KPMG LLP by Teekay LNG Partners L.P. that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay LNG Partners L.P. Audit fees for 2020 and 2021 include approximately $645,900 and $817,064, respectively, of fees paid to KPMG LLP by Teekay Tankers Ltd. that were approved by the Audit Committee of the Board of Directors of Teekay Tankers Ltd.

(2)	Audit-related fees consisted of employee benefit plan audits and specified audit procedures.

The Audit Committee has the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2021 and 2020.

REPORT OF THE AUDIT COMMITTEE OF

THE BOARD OF DIRECTORS

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of:

•	the integrity of Teekay’s consolidated financial statements;

•	Teekay’s compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of Teekay’s internal audit function and independent auditors.

The Audit Committee manages Teekay’s relationship with its internal auditors and its independent auditors, who both report directly to the Audit Committee. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the Audit Committee, from Teekay for such advice and assistance.

Teekay’s management has primary responsibility for preparing Teekay’s consolidated financial statements and Teekay’s financial reporting process. Teekay’s independent auditors, KPMG LLP, are responsible for expressing an opinion on the conformity of Teekay’s audited consolidated financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee reports as follows:

1.	The Audit Committee has reviewed and discussed the audited consolidated financial statements for 2021 with Teekay’s management.

2.	The Audit Committee has discussed with the independent auditors the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees, as amended or modified.

3.

The Audit Committee has received the letter and written disclosures from the independent auditors required by the Public Company Accounting Oversight Board and has discussed the matter of independence with the independent auditors.

4.

Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee has recommended to Teekay’s Board of Directors and the Board has approved, that Teekay’s audited consolidated financial statements be included in Teekay’s Annual Report on Form 20-F for 2021, for filing with the SEC.

The undersigned members of the Audit Committee have submitted this Report to the Board.

Alan Semple, Chair

Heidi Locke Simon

David Schellenberg